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VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:  Amanda Ravitz, Jeanne Bennett, Gary Todd, Tom Jones and Daniel Morris

Re:                             Inspire Medical Systems, Inc.
Draft Registration Statement on Form S-1
Submitted February 14, 2018
CIK No. 0001609550

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated March 13, 2018 with respect to the above-referenced confidential draft Registration Statement on Form S-1 (the “Initial Confidential Registration Statement”).  We are responding to the Staff’s comments on behalf of Inspire Medical Systems, Inc. (the “Company”) as set forth below.  Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR an amendment to the Initial Confidential Registration Statement (as amended, the “Registration Statement”), responding to the Staff’s comments and updating the Initial Confidential Registration Statement.  Courtesy copies of this letter and the Registration Statement (marked to show changes thereto) are being submitted to the Staff by hand delivery.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.  For ease of reference, we have set forth the Staff’s comments and the Company’s response with respect to each item below.

Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement.

Overview, page 1

1.                                      Expand the disclosure in the first paragraph of this section to disclose that the approval is for specific indications as mentioned in the first risk factor on page 33 and briefly describe the specific indications.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 82 of the Registration Statement.

2.                                      Please tell us whether the peer-reviewed articles that you reference are based upon data provided by you or by unrelated third parties.  Also, tell us whether there are other peer-reviewed articles or other information available about your system, especially those that address any negative findings relating to your system.

Response:  The Company respectfully advises the Staff that the peer-reviewed articles referred to in the Registration Statement are based on data provided either by clinical studies sponsored by the Company or by independent clinical studies conducted by unrelated third parties.  Data resulting from the Company’s sponsored clinical studies were collected by independent investigators sponsored by the Company, and data resulting from independent clinical studies were collected by the studies’ principal investigators and clinical staff, none of whom were employed or sponsored by the Company.  The Company further advises the Staff that the clinical results and studies highlighted in the Registration Statement under the caption “Business—Clinical Results and Studies” represent what the Company believes to be the material published results and studies regarding the Inspire system, and that the Company is not aware of published medical literature that reports any negative findings relating to the safety or efficacy of the Inspire system.

Our Market Opportunity, page 2

3.                                      Clearly explain each step you must take to commercialize your technology, including the material hurdles you must overcome at relevant junctures.  If such information is appropriate for your prospectus summary, carefully consider the information that is the most significant, and briefly highlight that information in the summary and include more detailed disclosure elsewhere in your prospectus.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 94 of the Registration Statement.

Significant body of strong clinical data, page 4

4.                                      You disclose that four sponsored and more than five independent clinical studies have evaluated more than 750 patients using your treatment.  Please clarify how many patients were evaluated in connection with independent studies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 83, 84, and 96 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 6

5.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it is providing copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis.  Such materials were only made available for viewing by such investors during the Company’s presentation.  Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement.  Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company.  Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act.  The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

Market and Industry Data, page 57

6.                                      Tell us whether you commissioned any of the data that you attribute to third parties in your registration statement.

Response: The Company respectfully advises the Staff that it did not commission any of the data attributed to third parties in the Registration Statement.

7.                                      We note your statement that information in the prospectus is based on industry and general publications and research, surveys and studies conducted by third parties which you have not independently verified.  You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include.  Please revise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 57 of the Registration Statement.

Use of Proceeds, page 58

8.                                      Disclose the approximate amount of proceeds that you currently intend to use for each purpose mentioned in the second paragraph on page 58.  You may reserve the right to change the use of proceeds as described in Instruction 7 to Item 504 of Regulation S-K.  If you have no current specific plan for the proceeds, or a significant portion of the proceeds, please say so directly and discuss the principal reasons for this offering.

Response:  In response to the Staff’s comment, the Company has revised page 58 of the Registration Statement to include disclosure regarding the approximate amount of proceeds it currently intends to use for each purpose mentioned in the second paragraph thereof.  The Company respectfully advises the Staff that it will further update this disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to disclose the actual estimated amounts that correspond to each intended use.

Government Regulation, page 108

9.                                      Clarify in which jurisdictions you have received the regulatory clearances necessary for your system to be sold.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the Registration Statement.

Management, page 122

10.                               Ensure that your disclosure provides the five year background with all information required by Item 401(e) of Regulation S-K.  For example, disclose when Mr. McCormick served on the board of directors of Entellus, Nevro and Surmodics.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 123 and 124 of the Registration Statement.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact us at (212) 906-2916 with any questions or further comments you have regarding this filing or if you wish to discuss the above.  Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:	Timothy P. Herbert, Inspire Medical Systems, Inc.
Richard Buchholz, Inspire Medical Systems, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Ilir Mujalovic, Shearman & Sterling LLP